whiteclouds

January 2019
Investor Presentation Deck
Jerry Ropelato, CEO
Jerry@WhiteClouds.com

whiteclouds

On-Demand 3D Fabrication

Cloud ecosystem for businesses to enable customized and personalized 3D Printing of products



WhiteClouds
3DaaS Platform

whiteclouds

Our Customers Represent All Industries Across the Globe

FORTUNE 1000 2018 — 70+ Fortune 1000

38 New Fortune 1000 Customers in 2018

Financial Services
Allstate, American Express, Nationwide, ally, Discover, Intuit, CDW

Technology/Internet
Adobe, Cisco, amazon, Micron, Autodesk, IBM, Google, Microsoft, Alibaba.com, servicenow, verizon, salesforce, Juniper Networks

Healthcare
stryker, bluepearl, UCLA Health, Intermountain Healthcare, terarecon, SECTRA, AMGEN, VCA, MARS, AmerisourceBergen, Stanford University, University of Utah Health

Media/Entertainment
DreamWorks, Comcast, Hasbro, Disney, Marvel, WB, CES, NBC Universal, iHeart Media, 21st Century Fox, Epic Games, Activision

Retail
The Home Depot, macy's, Walmart, Lowe's, L'ORÉAL, GameStop, Staples, Target, wayfair, Mattel, Toys R Us, Sam's Club

Government/Defense
Boeing, U.S. Army, Orbital ATK, Parker, Martin Marietta, L3 Communications, NASA, Northrop Grumman, U.S. Air Force

Agencies
Freeman, George P. Johnson, 2020 exhibits, MGenome Marketing Genome, AKC Marketing, Apple Rock, Spark! marketing consulting

Construction
Lennar, Pepper Construction, Masco, Owens Corning, Habitat for Humanity, Big-D Construction, Woodside Homes, VCBO Architecture, FFKR Architects, GSBS Architects, Brookfield Residential

Manufacturing
CAT, Autoliv, Siemens, Nucor, Ford, Komatsu, Harley-Davidson Motor Company, Kimberly-Clark, Baker Hughes, Wolverine Worldwide

Food
Frito Lay, aramark, Sysco, wilton, Chipotle Mexican Grill, Compass Group, IHOP

Education
The University of Alabama, Purdue University, Illinois State University, George Mason University, BYU, LMU LA Loyola Marymount University, Seton Hall University, Rutgers, Bowling Green State University, Georgia State University, Texas State University

Sports
Chicago Bulls, NFL, MLS, NHL, MLB, Milwaukee Bucks, Super Bowl 50, USA Basketball, Cowboys

The Industrial Revolutions



INDUSTRIAL REVOLUTION

1.0

Water and steam power are used to create mechanical production facilities

1765



INDUSTRIAL REVOLUTION

2.0

The age of science creates mass production and new divisions of labor

1870



INDUSTRIAL REVOLUTION

3.0

The Rise of Digital Technology further automates production lines

1969



INDUSTRIAL REVOLUTION

4.0

3D Printing and on-demand custom fabrication at unprecedented speeds, help fuel emerging technologies in Robotics, AI, IOT, Autonomous Vehicles, and others.

Today

whiteclouds

The Evolution of 3D Printing

1st Gen 3D Printing - <2010

Volume
- Singular or very low volume

Purpose
- Aesthetic
- Representative
- Concept

Size
- Miniature to "Bread Box"

Emerging/Current Emphasis - 2016-2020

Volume
- Singular to dozens

Purpose
- Prototypes
- Gigs/Templates
- Bridge Manufacturing

Size
- Micro up to 10Ft (LxWxD)

Near Future – 2021+

Volume
- Thousands+

Purpose
- Commercial, Industrial
- Mass Personalization
- Full Life Cycle Manufacturing

Size
- Nano to Massive

WhiteClouds Core Competencies

3D Printing

On-Demand Production in as fast as one day
Largest Full-Color 3D printing capacity in the world
Thousands of individually 3D printed products produced each month
60,000 square foot facility
Proprietary Processes for pre and post production
Pending Patents

Design and Rendering

World class expertise in creating and optimizing high quality, production ready digital 3D images, animations, and models

Advanced Manufacturing

3D Printing, CNC, Laser Sintering, Wire Cutting,
Diverse materials expertise including plastics, wood, foam, latex, vinyl and metals

whiteclouds

3D Printing Capital Expenditures and Scalability

WhiteClouds Original (2014)



$97,048

Average Cost Per Machine

WhiteClouds Current/Go-Forward Farm Strategy



$380

3D Printer Farms Average Cost Per Machine

3D Printed with 10 Printers in 2 Days



3D Printed with 15 Printers in 8 Days



Significant Growth and Upside Opportunities

EXPAND WITHIN EXISTING CUSTOMERS

- Expand salesforce
- Expand use cases
- Expand deployments

GROW CUSTOMER BASE

- Expand salesforce
- Search engine marketing
- Content creation
- Events/lead generation

EXPAND OFFERING

- Expand 3D fabrication technologies
- Expand materials
- Additional automation

EXPAND GEOGRAPHICALLY

Proven Team, Driving Results



Jerry Ropelato
CEO

Founder/CEO Purch
COO/CTO NetNanny
Founder/CEO Vitrex
Director Iomega
Trustee Utah Tech Council
Completed 14 Acquisitions

BS Data Processing Accounting (Weber State University)



Joey Skinner
COO/CTO

VP Brooks Automation
CTO MySchedule
R&D Mgr AutoSimulations
Product Mgr Eide Bailly
Over 30 Years in Develop, Mfg, and Scheduling

BS Electrical Engineering (Weber State University)



David Forsberg
Sales Advisor

Managing Partner-BlueRocket
Executive VP Business Development-MarketStar (Led $325M in sales growth)

BS Technical Sales (Weber State University)



Lesa May
Controller

20 years accounting experience.
Controller in two outdoor companies with management and accounting

BS Accounting (Weber State University)



David Southern
Dvlpmt Director

Soft Eng-Reachable
Soft Development-Replicon
Soft Development-Brooks Automation
Soft Development-AutoSimulations
24 yrs Development Exp.

BS Computer Science (Brigham Young University)



Kelly Root
Design Manager

Designer at WhiteClouds
Promoted to Lead Designer, then Design Manager at WhiteClouds
3rd Employee hired at WhiteClouds

Bachelor of Arts-Film and Media Arts (University of Utah)

Balance of Team (30): Design, Production, Sales, Support

whiteclouds

Use **Cases**

Mars Inc. – Veterinary Models

- Mars Inc./Blue Pearl (Fortune #50) leads the Veterinary Industry Worldwide
- Contract Signed after 23 month successful Beta. Network wide rollout begins in January 2019
- WhiteClouds is a Strategic Partner with BluePearl providing segmentation and 3D Printed Models for animal pre-op surgical planning. The WhiteClouds solution provides reduced anesthesia time allowing for a far-less risky treatment for pets.
- In 2016, Americans spent $63 billion on their pets. 76% of pet owners would spend any amount necessary to keep pet healthy. WhiteClouds saves both time and money on emergency animal healthcare.

3D Printed Bones – Angular Limb Deformity







whiteclouds

Agency Large-Scale 3D Printing and 3D Fabrication


CES

CES Signature 3D
Display for 2019

Dreamworks Shera
Comic-Con





Cannabis Conference
with Mr. Wonderful



Cisco Conference





whiteclouds

Footwear Design and Production Prototypes

- Working with Wolverine, Deckers, Altra, Salomon, and Innov8 in 3D design and 3D printing of footwear models.
- Significantly reducing footwear product development cycles.

"Footwear is 95% still in the 2D design world. Only a few pioneer companies like Deckers and Wolverine are leading the way into 3D. WhiteClouds, with your offering of 3D Footwear Virtualization Services and 3D Print Services, you are currently the only outsource option. You'll be huge to this industry."

Chris Hillyer, Direction of Innovation, Deckers Brands Footwear


MERRELL

3D Printed Shoe Prototypes


MERRELL

Patient Specific Medical Models for Pre-Operative Planning

- WhiteClouds & TeraRecon have partnered to bring 3D Advanced Visualization (Physical 3D Printed Medical Models) to TeraRecon's existing base of installed medical image viewing software (approximately 4,500 hospitals).

UCLA Health · Intermountain Healthcare · Stanford University · U HEALTH UNIVERSITY OF UTAH · @natomy WAREHOUSE.com



- WhiteClouds and Sectra have partnered to provide 3D Printed Models with their PACS software. They have 6% of the US PACS marketplace.
- WhiteClouds is providing Patent-Pending "Hinge and Slice" Medical Models. Working on two additional patents related to medical models.
- Prints come from segmented CAT Scans and MRI's. 110 Million CAT Scans and MRI's were performed in the US last year.







3D Printed using WhiteClouds Pending Patent: 15/264,102

whiteclouds

DroneDeploy – Topographical Maps Use Case

- WhiteClouds and DroneDeploy have built API's to provide 3D Printing directly from the DroneDeploy Mapping mobile application
- Provides capabilities to 3D Print topographies and buildings for the construction, mining, and agricultural industries






Close
Oil Tanks

3D Printed Topographies

whiteclouds


New Business Customers in 2018
180
160
140
120
100
80
60
40
20
0
Q1 2018
Q2 2018
Q3 2018
Q4 2018

$496

Cost of Customer Acquisition

$21,578

Customer Life Time Value (3 Yrs)


Average Invoice Size
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2014
2015
2016
2017
2018

$3,330

2018 Average Invoice Size

98%

Customer Retention Rate

Financials At a Glance

Revenues


$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
2015
2016
2017
2018
2019E
** Discontinued low margin sales

Gross Margins


70%
60%
50%
40%
30%
20%
10%
0%
2016
2017
2018
2019E

EBITDA

2017	2018E	2019E
$-2.1M	$-.8M	$1.0M

Break-Even Run Rate

Projected: Q2 2019

$5-7M Use Proceeds

Mktg/Channel Sales	70%
Engineering	15%
G&A/Debt	15%

Raised in 2017/2018

$1.8M in Crowdfunding
$1.3M in Venture Debt

** We discontinued lower margin sales lines (from our software acquisitions and hardware). This had a negative impact on our sales growth, but it has increased gross margins.

Growth in 2019 will come from expansion within existing large customers and agencies, annual renewal of one-time customer events, continuing to grow the new customer base, and our new contract with BluePearl/Mars. Because of the discontinued low margin sales lines, our gross margins should be 69%-70% for 2019.

whiteclouds

New Fortune 1000 Customers in 2018


18
16
14
12
10
8
6
4
2
0
FORTUNE 1000 2018
Adobe
SIEMENS
MAERSK
Allstate
cisco
ally
aramark
KOMATSU
Nationwide
WYNDHAM
BOEING
Walmart
DISCOVER
GameStop
intuit
JUNIPER NETWORKS
MARS
Micron
salesforce
Sysco
Google
IBM
HARLEY-DAVIDSON
AMGEN
CHIPOTLE MEXICAN GRILL
COMPASS
FritoLay
iHeart MEDIA
Orbital ATK
OWENS CORNING
Martin Marietta
NBC UNIVERSAL
NORTHROP GRUMMAN
Parker
STAPLES
servicenow
SIMON
stryker
Q1 2018
Q2 2018
Q3 2018
Q4 2018

Why WhiteClouds?

- Proprietary IP including software, processes, and patents
- Provides a vital bridge between partners and their customers
- Trusted by the **LARGEST BRANDS** in the World
- Largest 3D Full-Color printing facility in the World
- Experienced 3D Designers, 3D Printers, and Model Makers

Mashable TC Inc. engadget cnet WIRED



whiteclouds

whiteclouds

3D Printing in the Cloud for Businesses

- **WhiteClouds Headquarters**
  766 South Depot Drive
  Suite 8
  Ogden, Utah 84404

  801-721-6277
  jerry@whiteclouds.com

  www.whiteclouds.com